UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Rosebud Nau, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,670,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,670,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 60,467,053 shares of Common Stock outstanding as of July 25, 2023, as disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2023, filed by the Issuer with the SEC on August 3, 2023.

CUSIP No. 70432V102

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,706,716 (1)
	8.	Shared Voting Power 3,688,524 (2)
	9.	Sole Dispositive Power 3,096,716
	10.	Shared Dispositive Power 3,688,524 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,395,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,610,000 unvested shares of restricted stock.
(2)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, Inc., (b) 56 shares of Common Stock owned by the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, (c) 173 shares of Common Stock owned by the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, (d) 173 shares of Common Stock owned by the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, (e) 12,500 shares of Common Stock owned by the Charis Michelle Richison Trust, (f) 895 shares of Common Stock owned by the Rome West Pedersen 2023 Irrevocable Trust, (g) 932 shares of Common Stock owned by the Lane West Richison 2022 Irrevocable Trust, (h) 932 shares of Common Stock owned by the Kase Gabriel Richison 2022 Irrevocable Trust, (i) 932 shares of Common Stock owned by the Sage Elizabeth Richison 2022 Irrevocable Trust, and (j) 932 shares of Common Stock owned by the Charles Banks Pedersen 2022 Irrevocable Trust.

(3)

Based on 60,467,053 shares of Common Stock outstanding as of July 25, 2023, as disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2023, filed by the Issuer with the SEC on August 3, 2023.

This Amendment No. 14 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a)

This Schedule 13D is being filed jointly pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of each of the following reporting persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): Ernest Group, Inc., an Oklahoma corporation (“Ernest Group”), and Chad Richison (“Mr. Richison”).

Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group.

Mr. Richison is the settlor and sole trustee for each of the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (the “ARR Trust”), the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (the “ALR Trust”), the Ian D. Richison 2012 Irrevocable Trust (the “IDR Trust”), the Rome West Pedersen 2023 Irrevocable Trust (the “RWP Trust”), the Lane West Richison 2022 Irrevocable Trust (the “LWR Trust”), the Kase Gabriel Richison 2022 Irrevocable Trust (the “KGR Trust”), the Sage Elizabeth Richison 2022 Irrevocable Trust (the “SER Trust”), and the Charles Banks Pedersen 2022 Irrevocable Trust (the “CBP Trust”, and collectively with the ARR Trust, the ALR Trust, the IDR Trust, the RWP Trust, the LWR Trust, the KGR Trust, and the SER Trust, the “Family Trusts” and each, a “Family Trust”). Each Family Trust is for the benefit of one of Mr. Richison’s children or grandchildren. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by each of the Family Trusts.

The Charis Michelle Richison Trust (the “Spouse Trust”) is a revocable trust for the benefit of Mr. Richison’s spouse. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by the Spouse Trust.

(b)	The address of the principal business and the principal office of each Reporting Person is 7501 W. Memorial Road, Oklahoma City, Oklahoma 73142.

(c)	Mr. Richison serves as the President, Chief Executive Officer and Director of the Issuer. Ernest Group is principally engaged in the business of investing in the Issuer’s securities.

(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ernest Group is organized under the laws of the State of Oklahoma. Mr. Richison is a citizen of the United States of America.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“Gift Transfers

On November 29, 2022, Mr. Richison gifted 48 shares of Common Stock to each of the ALR Trust and the IDR Trust.

On November 29, 2022, Mr. Richison gifted 932 shares of Common Stock to each of the SER Trust, the CBP Trust, the LWR Trust, and the KGR Trust.

On July 12, 2023, Mr. Richison gifted 895 shares of Common Stock to the RWP Trust.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On August 10, 2023, Mr. Richison entered into a Sales Plan (the “August 2023 10b5-1 Plan”) with J.P. Morgan Securities LLC (“JPMS”), pursuant to which JPMS is authorized to sell shares of Common Stock on behalf of Mr. Richison during the period beginning on the later of (i) November 8, 2023 and (ii) the second trading day following disclosure of the Issuer’s financial results on Form 10-Q for the quarter ended September 30, 2023, and ending May 2, 2024, subject to earlier termination in accordance with the terms of the August 2023 10b5-1 Plan and applicable laws, rules and regulations. Transactions under the August 2023 10b5-1 Plan will be subject to certain price restrictions and other restrictions under the terms of the August 2023 10b5-1 Plan. The August 2023 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act.

The foregoing description of the August 2023 10b5-1 Plan is qualified in its entirety by reference to the full text of the August 2023 10b5-1 Plan, a form of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of August 10, 2023, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned	Percentage of Outstanding Shares	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,670,999	6.1% (1)	0	3,670,999	0	3,670,999
Chad Richison	8,395,240 (2)	13.9% (1)	4,706,716 (3)	3,688,524 (4)	3,096,716	3,688,524 (4)

(1)

Based on 60,467,053 shares of Common Stock outstanding as of July 25, 2023, as disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2023, filed by the Issuer with the SEC on August 3, 2023.

(2)

Consists of (a) 4,706,716 shares of Common Stock owned by Mr. Richison, including 1,610,000 unvested shares of restricted stock, (b) 3,670,999 shares of Common Stock owned by Ernest Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 173 shares of Common Stock owned by the ALR Trust, (e) 173 shares of Common Stock owned by the IDR Trust, (f) 12,500 shares of Common Stock owned by the Spouse Trust, (g) 895 shares of Common Stock owned by the RWP Trust, (h) 932 shares of Common Stock owned by the LWR Trust, (i) 932 shares of Common Stock owned by the KGR Trust, (j) 932 shares of Common Stock owned by the SER Trust, and (k) 932 shares of Common Stock owned by the CBP Trust.

(3)	Includes 1,610,000 unvested shares of restricted stock owned by Mr. Richison.
(4)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 173 shares of Common Stock owned by the ALR Trust, (d) 173 shares of Common Stock owned by the IDR Trust, (e) 12,500 shares of Common Stock owned by the Spouse Trust, (f) 895 shares of Common Stock owned by the RWP Trust, (g) 932 shares of Common Stock owned by the LWR Trust, (h) 932 shares of Common Stock owned by the KGR Trust, (i) 932 shares of Common Stock owned by the SER Trust, and (j) 932 shares of Common Stock owned by the CBP Trust.

(c)	Transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons, or since the most recent Schedule 13D filing, whichever is less, are described below.

Transaction Date	Effecting Person(s)	Shares Acquired or (Disposed)	Price Per Share	Description of Transaction
07/12/2023	Chad Richison	(895)	$0.00	Gift of securities to Rome West Pedersen 2023 Irrevocable Trust; Mr. Richison retains beneficial ownership of the shares of Common Stock

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1*	Joint Filing Agreement, dated August 10, 2023, by and between Chad Richison and Ernest Group, Inc.

99.2

Restricted Stock Award Agreement (Market Based Vesting – CEO), dated November 23, 2020

(incorporated by reference to Exhibit 99.7 to the Schedule 13D filed on November 23, 2020 by the Reporting Persons).

99.3	Form of Sales Plan, by and between Chad Richison and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 99.9 to the Schedule 13D filed on November 16, 2022 by the Reporting Persons).

99.4*	Form of Sales Plan, by and between Chad Richison and J.P. Morgan Securities LLC.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 2023

ERNEST GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison
Title: Director

CHAD RICHISON

/s/ Chad Richison